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Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation
Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Cardinal First Mortgage, LLC	Virginia
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware
Wilson/Bennett Capital Management, Inc.	Virginia

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  Exhibit 21
Subsidiaries of Cardinal Financial Corporation